UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

CarlMichaels Transportation LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Texas

Date of organization:

March 23, 2020

Physical address of issuer:

5718 Westheimer Rd Suite 1000 Houston TX 77057

Website of issuer:

https://cmtranspo.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 7% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Class B Membership Units

Target number of securities to be offered:
200

Price (or method for determining price):
$125

Target offering amount:
$25,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,070,000

Deadline to reach the target offering amount:
April 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	126,985	42,293
Cash & Cash Equivalents	6,329	5,300
Accounts Receivable:	3,250	1,150
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	139,908	21,213
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	42,692	13,293

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the logistics industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the logistics industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the logistics industry;
- growth of, and risks inherent in, the logistics industry in the US;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our product and services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to CarlMichaels Transportation LLC shall include any joint venture in which CarlMichaels Transportation LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of CarlMichaels Transportation LLC.

"Company " means CarlMichaels Transportation LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means CarlMichaels Transportation LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Membership Units of CarlMichaels Transportation LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

CarlMichaels Transportation LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Saraya Scott   **Dates of Board Service:** March 2020

Principal Occupation:
Founder & CEO of CarlMichaels Transportation LLC

Experience:

2020-Present
CarlMichaels Transportation LLC
CEO
- Founded CarlMichaels Transportation
- Owner operator over the road under Amazon
- Booked loads
- Hauled Freight
- Process Paperwork
- Oversee daily operations
- Fleet management
- Training and Safety Inspector

2019-2020
Freight Dispatcher
- Preparing schedule loads including back haul
- processing invoices for BOL
- communicator between broker and carrier

2018-2021
Amazon Warehouse
Shipping Officer
- Supervised loading and unloading freight at dock
- Organized shipping methods for freight
- scheduling loads to be shipped to customers

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Saraya Scott is the Founder & CEO of the Company. For detailed information about Saraya Scott's business experience Please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Saraya Scott	30,000 Class A Membership Units	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

If our offering is successful, we estimate that we will receive gross proceeds from the Offering from a minimum of $25,000 to a maximum of $1,070,000. After deducting portal fees and expenses payable by us in connection with the Offering, we intend to use the net proceeds as described in Section 10 below.

10. The use of proceeds from this offering is set out as below:

We currently intend to apply the net proceeds from the Offering for the following purposes:

- approximately 45% of the net proceeds is expected to be used to acquire new wheelers with tractors and trailers;
- approximately 20% of the net proceeds is expected to be used to pursue strategic alliances, enhance our network with drivers and freight companies;
- approximately 12% of the net proceeds is expected to be used to enlarge our user base and strengthen our brand awareness;
- approximately 10% of the net proceeds is expected to be used to develop new services and products to enhance our monetization capabilities;
- approximately 8% of the net proceeds is expected to be used to advance our technological capabilities and mobile app development, including upgrading our information and technology systems and procuring advanced technologies from third-party service providers; and
- approximately 5% of the net proceeds is expected to be used for working capital and general corporate purposes.

	Percentage	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds		**$25,000**	**$1,070,000**
Less: Offering Expenses			
Portal Fee		$1,750	$74,900
Net Proceeds		**$23,250**	**$995,100**
Acquire new wheelers with tractors and trailers	45%	$10,463	$447,795
Pursue strategic alliances, enhance our network with drivers and freight companies	20%	$4,650	$199,020
Enlarge our user base and strengthen our brand awareness	12%	$2,790	$119,412
Develop new services and products to enhance our monetization capabilities	10%	$2,325	$99,510
Advance our technological capabilities and mobile app development	8%	$1,860	$79,608

Working capital and general corporate purposes	5%	$1,163	$49,755
	100%	$23,250	$995,100

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

● The intermediary will notify investors when the target offering amount has been met;

● If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

● If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close

If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$25,000 USD
Maximum Target	$1,070,000 USD
Pre-money Valuation	$3,750,000 USD
Equity Offered	0.66% - 22.2%
Securities Type	Class B Membership Units
Regulation	Regulation CF
Closing Date	30 Apr 2023

Unit Price $125.00

Units Offered
200 - 8,560

Units Issued After Offering
30,200 - 38,560

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	100,000	30,000	YES	NO
Class B Membership Units	100,000	0	NO	NO

Class A Membership Units and Class B Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while the Class B Membership Units have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Membership Units with no voting rights, will not have any voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be**

construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Class B Membership Units

Assumptions and Basis of Financial Projection and Valuation

In this financial projection and valuation, we assume that we raised $500,000 in this offering. The projection is to facilitate "CarlMichaels Transportation LLC" with business growth by acquiring 2 new 18 wheelers with tractor and trailer. We will also improve the customer interface by introducing a mobile app.

- Each 18 Wheeler Trailer and Tractor will cost $110,000 in total 2 nos costing $220,000.
- App Development will cost $37,000
- All Property, plant and equipment are planned to be purchased through 100% equity funds.
- CarlMichaels is currently an operating business having 2 Box Truck and 1 Semi Truck.
- Each Truck is Estimated to run on rent for 10,000 Miles Per Month. i.e. 70,000Miles for 7trucks (3 existing, including 1 Semi Truck and 2 Box Truck and 2 new 18 Wheeler Trailer)
- In total Carl Michaels will have 3 Semi /18 Wheeler truck and 2 Box Truck.
- Revenue for18 Wheeler/Semi Truck is $3.5 Per Mile and for Box Truck $2 Per Mile.
- Class A Membership Units and Class B Membership Units have the same percentage of economic interest in the Company. In this valuation, we treat Class A Membership Units and Class B Membership Units as the same. In calculating the earns per unit of CarlMichaels, we are using the number of Class A Membership Units outstanding (30,000) as the denominator as Class B Membership Units have yet to be issued.

Truck Type	**Quantity**
18 Wheeler Trailer and Tractor	2 (to be acquired if we raised $500,000)
Semi Truck	1 (already owned)

 Box Truck	2 (already owned)

Cost Breakdown:

Revenue Breakdown		
	18 Wheeler/Semi Truck	**Box Trick**
Miles Per Month	10,000	10,000
Revenue Per Mile	$3.50	$2.00
Total Number of Truck	3	2
Total Revenue Per Month	$105,000.00	$40,000.00
Total Revenue Per Year	$1,260,000.00	$480,000.00
Operating Expenses Breakdown		
	18 Wheeler/Semi Truck	**Box Trick**
Cost Per Gallon	$5.07	$5.07
Miles covered in One Gallon Fuel	$5.00	$9.00
Fuel cost Per Mile	$1.01	$0.56
Repairs and Maintenance Per Month	$600.00	$500.00
Tires Set Each Year Per Truck	$1,900.00	$1,800.00
Insurance Each Year Per Truck	$1,800.00	$1,600.00
Operators Salary Per Week Per Operator	$1,500.00	$1,500.00
Truck Depreciation Per Year	$22,000.00	$7,400.00
Mobile App Development Amortization	$7,400.00	

Financial Projections

Revenue, Operating Expenses & Net Profit	
	Projection 2023
Revenue	**$1,740,000**

Expenses	
Fuel	$498,000
Operator's Salary	$390,000
Repairs and Maintenance	$33,600
Tires	$9,300
Insurance Cost	$8,600
Pursue strategic alliances, enhance our network with drivers and freight companies	$93,000
Enlarge our user base and strengthen our brand awareness	$55,800
Develop new services and products to enhance our monetization capabilities	$46,500
Legal and Professional Fees	$10,000
Office Expenses	$10,000
Depreciation and Amortization	$88,200
Total operating expenses	**$1,243,000**
Operating Profit	**$497,000**
Net Income Before Income Tax	**$497,000**
Income Tax	**$104,370**
Net Profit attributable to CarlMichaels Shareholders	**$392,630**

We expect the **net profit attributable to CarlMichaels shareholders** will be **$392,630** in 2023. As a result, the **earnings per unit** for CarlMichaels would be:

Net profit attributable to CarlMichaels shareholders
_____

Class A Membership Units outstanding

= **$392,630 / 30,000**
= **$13.09**

The **price-to-earnings ratio (P/E ratio)** for Transport & Logistics Industry in the third quarter 2022 is **9.7**, according by CSIMarket, Inc (https://csimarket.com).

Transport & Logistics Industry					
Price To Earnings Ratio	3 Q	2 Q	1 Q	4 Q	3 Q
	2022	2022	2022	2021	2021
PE (TTM) Ratio	current 9.7	15.4	17.27	44.96	25.16
Cumulative Net Income TTM Q / Q Growth	-80.09 %	-16.84 %	8.54 %	34.01 %	10.33 %
Stock performance	to date ▼ -12.92 %	▲ 4.35 %	▼ -15.82 %	▼ -5.03 %	▲ 11.14 %

CSIMarket, Inc (https://csimarket.com)

Therefore, the valuation of our Class B Membership Units:
  $13.09 x 9.7
= $126.97 (compard to actual Offering Price at $125)

Methods for how the securities may be valued by the issuer in the future:
Unless our financial or business situation changes, we will continue to value our equity securities by using the most current quarter price-to-earnings ratio for Transport & Logistics Industry based on our net profit (current or projected) if we issue new equity securities in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
  a. **Additional Issuances of Securities**
     Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

  b. **Issuer Repurchases of Securities**
     The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
    Although as Class B Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
    Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
The issuer does not have any material terms of indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

     a. any director or officer of the issuer;

     b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

     c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

     d. any immediate family member of any of the foregoing persons.

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
The issuer has an operating history. CarlMichaels Transportation was founded by Saraya Scott in 2020.

In 2020, CarlMichaels Transportation started as an owner-operator and expanded its fleet and contracted drivers in 2021.

In 2022, the Company is in its second year of operation and owns 2 Box trucks and 1 Semi Truck. The Company has expanded its customer base and established a network with other freight companies across the US.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2021 and Outlook
CarlMichaels Transportation, LLC ("the Company") is a Texas based limited liability corporation. The company is in its second year of operation and owns 2 Box trucks and 1 Semi Truck, and has no debt.

The company aims to operate with 5 to 7 trucks. It intends to do this by dealing in transportation of wide range of goods using automated systems of services which help to determine which load is right for the clients. The team is a group of professional dedicated to service, integrity and reliability holding the ultimate goal to provide a safe and reliable service.

In 2022, CarlMichaels Transportation accomplished the following:
- Expanded its customer-based recognition from prominent business leaders;
- Established a strong network with other freight companies across the US;
- Given back to the Community through sponsorships and hosted community events.

In 2023, we plan to:
- Acquire new wheelers with tractors and trailers;
- Pursue strategic alliances, enhance our network with drivers and freight companies;
- Enlarge our user base and strengthen our brand awareness;

- Develop new services and products to enhance our monetization capabilities;
- Advance our technological capabilities and mobile app development.

Our goal is to be recognized as the industry's valued trucking company. We will continue to enhance **our second-chance career training**, which is tailored to individuals who are looking to become an owner-operator, dispatcher, or freight agent and acquire the related skills.

Revenues
Revenues in 2021 increased $118,695, or 559% compared to $21,213 in 2020. The increase was primarily due to the increase in our client base and the number of trucks we owned that generated revenues.

Operating Expenses
Operating expenses primarily consisted of expenses in contract labor, depreciation, insurance, repairs and maintenance, and fuel expenses. Total operating expenses in 2021 were $97,216 , increased $89,296 , or 1127% compared to $7920 in 2020. The increase was primarily due to increases in expenses (e.g. insurance, fuels, repairs and maintenance, etc) due to the increased number of trucks we own.

Net Income
Net income for the 12 months ended December 31, 2021 was $42,692, or an increase of $29,399 or 221% compared to $13,293 for the same period in 2020.

Cash flows
In 2021, the cash flow from operating activities was $52,828, versus a cash flow of $14,030 in 2020. The increase was due to an increase in our net profit. The cash flow used by investing activities was $93,799 in 2021, versus $37,730 in 2020, which was due to an increase in the purchase of property and equipment (i.e. trucks). Cash flow contributed by financing activities was $42,000 in 2021, versus $29,000 in 2020, due to an increase in the capital contribution by the founder.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $6,329 as of December 31, 2021 an increase of $1,029 from December 31, 2020. We used a majority of our cash flow in the investment of property and equipment (i.e. trucks) in 2021.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, and proceeds from this offering. We may raise additional funds through public or private equity offerings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company is seeking a minimum of $25,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary for the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 1-2 years, though we believe the proceed of this offering does not affect the viability of our business as we believe the cash generated from operations is sufficient to finance our ongoing operations, as we did in the past. But investors should be aware that our past records are not representative of the future.

According to the market situation, we may raise additional funds through public or private equity offerings.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://cmtranspo.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Saraya Scott

_____

[Signature Code: YotM3Y8kgTLLmBoFvlJQHpEaxwcE-EvwNMM3-luVaxAiRPolJYEiP4WVyXdLwmLBz4NH-uYHsSfOfyVPnTo4CCw5BriepLQYVlqPEw0LYqo]

Saraya Scott

Founder & CEO

CarlMichaels Transportation LLC

Date: 30 Oct 2022

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

CARLMICHAELS TRANSPORTATION LLC
Business Plan
October 2022

Executive Summary



CarlMichaels Transportation, LLC ("the Company") - a Texas based limited liability corporation. The company is in its second year of operation, owns two Box Trucks and one Semi Truck, and has zero debt.

The heart and soul of CarlMichaels is driven by Saraya Scott. After working in Corporate America for several years and having to sacrifice many moments with her sons due to her demanding career, Saraya realized a change had to happen quickly. Saraya's passion for the transportation industry coupled with her desire to be present for the important moments in her kids' lives, propelled her to create CarlMchaels Transportation in 2020. Saraya's continued passion is to not only to create generational wealth but to also create opportunities for other single mothers. Saraya has a heart of a lioness and has staked her claim in a male dominated industry and she is taking it by storm!

Transportation was a natural fit for Saraya, which was bred from her passion for prison reform and her love for her two brothers who are incarcerated, Carl Buggs and Charles Michael Scott. Thus, the name "CarlMichaels Transportation " was born. The establishment of CarlMichaels Transportation will not only leave a footprint in the logistics industry but also support her brothers' fight for justice and create a legacy for her four sons.

The company aims to operate with five to seven trucks. It intends to do this by dealing in the transportation of a wide range of goods using the automated systems of services which help to determine which load is right for the clients. The team is a group of professionals dedicated to service, integrity and reliability holding the goal to provide a safe and reliable service.



What is Carlmichaels Transportation?

In 2020, Saraya Scott, incorporated this LLC as a single person LLC and an owner operator. Before she started the business, she had lived it. Saraya has operated in logistics for almost a decade and knows the business, from the inside and out. She understands the challenges and has creative ideas to overcome those challenges.

Saraya quickly became favorable with her customers due to her diligence, and willingness to exceed expectations and produce positive results. Within the first year Saraya gained contracts, expanded her fleet and contracted drivers in 2021. With her drive and dedication, Saraya is primed to make CarlMichaels Transportation a major contender in the logistics industry.

Business Core Values

Carlmichaels Transportation strives to be recognized as one of the industry's most valued trucking companies because it abides by its core values mentioned below.



- **Integrity -** We build honesty in our daily routine and accept responsibility for our work.
- **Respect -** We value our relationships in our words and through our actions.
- **Professionalism -** We take pride in our image, management practices, systems and service.
- **Trust -** We practice ethics in every interaction. We are reliable and consistent.

Company Outreach

Our company is passionate about helping people make monumental changes to better their lives. We do this by: Advocating for criminal justice reform and partnering with organizations to improve social justice. Advocating for women suffering from domestic violence and offering support to youth and adolescent groups.

Business History

CarlMichaels Transportation has expanded its customer-based recognition by partnering with prominent business leaders. The company has established a strong network with other freight companies across the US. All while, giving back to the community through sponsorships and hosting community events.

CarlMichaels Transportation understands the importance of providing transportation services to people across the globe and is resilient in keeping up with the demands of the industries. CarlMichaels Transportation continues to grow as a company and as an industry leader in the logistics community.

THE MAIN FEATURES

We care for the environment, which means we are guided by strong values.



Safe & Secure Delivery Services
Override the digital divide with additional clickthroughs from developers and immersion.



Cost Savings
Nanotechnology immersion along the information highway will close the loop on focusing.



Transport Optimization
Bring to the table win-win survival strategies to ensure proactive domination.



Proven experience
Organically grow the holistic world view of disruptive innovation via workplace.

Competitive Environment:

There are many trucking companies in the United States, but there is still a huge gap between demand and supply. It's difficult to get a trucking facility for transportation of goods safely and efficiently. This is where CarlMichaels Transportation steps in, to provide transportation services to a wide range of goods throughout all 48 contiguous states. We have a committed team rooted in a corporate culture, dedicated to service, integrity and reliability.

Our goal is to be recognized as the industry's valued trucking company. We will continue to enhance our second-chance career training, which is tailored to individuals who are looking to become an owner operator, dispatcher, or freight agent and acquire the related skills.


OUR SOLUTIONS
Logistics through innovation, dedication and technology
EXPORT LOGISTICS
IMPORT LOGISTICS
CARGO EXPRESS
INFORMATION EXPRESS
WAREHOUSING AND DISTRIBUTION
BROKERAGE SERVICES

About this Investment:

Through Mr. Crowd, a funding portal registered with the Securities and Exchange Commission and a funding portal member of the Financial Industry Regulatory Authority, CARLMICHAELS TRANSPORTATION offers to non-accredited investors the opportunity to invest up to $1.07 Million (in total) in a company estimated with a current value of $3.75 Million. The use of proceeds will be:

- Acquire new equipment, tractors and trailers.
- Pursue strategic alliances, enhance our network with drivers and freight companies.
- Enlarge our user base and strengthen our brand awareness.
- Develop new services and products to enhance our monetization capabilities.
- Advance our technological capabilities and mobile app development.



THE FOUNDER

Saraya Scott - *CEO*

 Saraya Scott, originally born and raised in a small town in Gary, Indiana, grew up in a home with her 12 siblings. Saraya's parents taught the vital importance of discipline and hard work. She learned early on that no excuse was good enough to justify her not achieving her dreams and goals. Saraya knew at a young age her future would expand outside of Indiana. Saraya experienced successes and failures throughout her entrepreneurial journey. She was led into the transportation industry and relocated to Houston, Texas   While experiencing some expected challenges being new to trucking, Saraya did not allow the unfamiliar territory to deter her from her goals. In fact, she utilized her strengths of strategic processing and creative boldness to guide her through the difficult stages leading to her success. Saraya's initial dedication with fieldwork, physically driving her first truck with her two younger boys at her side is what she lists as major contributing factor. Though commonly viewed as a male dominated industry, Saraya is just at the cusp of what she is sure to be a woman lead force in the logistics and trucking industry. Futuristically, Saraya has already begun to develop the future of CarlMichael's Transportation, with expansion into international brokerage and the CarlMichaels Logistics Education Center. This newly established platform has received an overwhelming amount of interest. CarlMichael's Transportation's mission is to develop an accredited program and build a reliable franchise opportunity for truckers to build wealth under a trusted name in the logistics community.

Appendix B - RISK FACTORS

The markets in which we participate are highly competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.
The logistics industry in the US is intensely competitive and characterized by shifting user preferences, rapid technological changes, and frequent introduction of new services and offerings. We expect competition to continue, both from current competitors and new entrants that may be well-established in related fields and enjoy greater resources or other strategic advantages. Our competitors, including the lead player and other top market players in the US, may have greater financial, technical, marketing, research and development and other resources, stronger brand recognition, longer operating history or a larger user base than we do in one or more of the markets in which we operate. They may be able to devote greater resources to the development, promotion and sales of services and offerings and offer lower prices than we do, which could adversely affect our results of operations. Further, they may have greater resources to deploy towards the research, development and commercialization of new technologies. These factors may allow our competitors to derive greater revenue and profits from their existing user base, enlarge their user base at lower costs, or respond more quickly to new and emerging technologies and trends. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings.

If we fail to manage our growth or execute our strategies effectively, our results of operations, financial condition and growth prospects may be materially and adversely affected.
We plan to expand our geographical footprint in the US. We also intend to grow our own truck fleet and driver base and expand our service offerings. Our business and prospects depend to a large extent on our ability to manage our growth and implement our business strategies effectively. We cannot assure you that we will be able to execute our growth strategy successfully and manage all of the risks associated with operating and scaling up an extensive national business with operations in developing and rapidly growing markets, and any failure to do so may have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to attract and retain clients or to increase utilization of our services by existing shippers, our business, results of operations and financial condition could be materially and adversely affected.
The success of our business substantially hinges on our ability to enlarge our client pool, retain existing clients and increase their utilization of our services. The attractiveness of our services depends on a variety of factors, including the punctuality and reliability of the services provided by us, the competitiveness of the prices for shipment offered, and the efficiency and transparency of the service process. If clients are not satisfied with the services or are involved in disputes with us, we may not be able to continue to grow our shipper base or further enhance the engagement of existing clients. Other factors beyond our control, such as inflation, increased fuel prices, increased vehicle purchase, rental, or maintenance costs, increased insurance costs, and vehicle restrictions imposed by governments, may also negatively impact our business and financial condition.

Any significant disruption in service on our mobile app, malfunctions of our technology systems, errors and quality issues with our software and hardware systems, or human errors in operating these systems, could materially and adversely affect our business, results of operation and financial condition.

Our business is dependent on the ability of our information technology systems to process massive amounts of information and transactions in a consistently stable and timely manner. The satisfactory performance, reliability and availability of our technology and underlying network infrastructure are critical to our operations, service quality, reputation and ability to retain and attract users. We cannot guarantee that access to our platform will be uninterrupted, error-free or secure at all time. In the event of a partial or complete failure of any of our computer systems, our business activities would be materially disrupted. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our prospects and profitability.

Our failure to offer satisfactory user experience may harm our relationship with users and materially and adversely affect our business, results of operations and financial condition.

Our ability to attract customers to use, and build trust in, our services is significantly dependent on the ease and reliability of our offerings, including our ability to process shipment orders. As we continue to grow our business and expand our offerings, we may face challenges in providing satisfying user experience at scale. Our failure to do so could harm our relationships with users and make our services become less attractive compared with our competitors, which may materially and adversely affect our ability to attract and retain users. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We may rely on some drivers who are independent contractor drivers to provide services for shippers.

Logistics orders may be fulfilled by drivers who are independent contractors. Their misconduct, or any failure by them to provide satisfactory services or maintain their service levels, could materially and adversely affect our business, reputation, financial condition and results of operations.

We face risks associated with the freight and goods we deliver and risks inherent in the logistics industry, including personal injury and transportation-related incidents.

Shippers' freight and goods may be delayed, stolen, damaged or lost during delivery for various reasons, and we may be perceived or found liable for such incidents. The delivery of freight and goods also involves inherent risks. We may face claims and incur significant liabilities if found liable or partially liable for any of injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Any uninsured or underinsured loss could harm our business and financial condition.

Security breaches and attacks against our platform, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our

reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial of service or other interruption to our business operations.

If we fail to maintain and enhance our brand image and generate positive publicity, our business, results of operations and financial condition could be materially and adversely affected.

The recognition and reputation of our brands and the successful maintenance and enhancement of our brands and reputation have contributed, and will continue to contribute, significantly to our success and growth. Any negative perception and publicity about us, our founder, directors, management, our affiliates, our brand, employees, drivers, business partners and the services we provide, whether or not justified, could tarnish our reputation and reduce the value of our brand.

We depend on our management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends in large part on our ability to attract and retain high-quality management, operations, and other personnel who are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors. The loss of qualified executives and employees, or an inability to attract, retain, and motivate high-quality executives and employees required for the planned expansion of our business, may harm our operating results and impair our ability to grow.

Reliance on Saraya Scott

The Company's success is, to a considerable extent, attributable to its key executives, in particular the expertise and experience of Saraya Scott. Saraya Scott, as the founder & CEO of CarlMichaels Transportation. Should Saraya Scott, cease to be involved in the Company's operations, the Company's profitability may be adversely affected.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
CARLMICHAELS TRANSPORTATION LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among CarlMichaels Transportation LLC, a company organized and existing under the laws of the State of Texas ("CarlMichaels Transportation" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, CarlMichaels Transportation has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Membership Units Membership Units of CarlMichaels Transportation (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

   1.1 Issue of the Units. Subject to the terms and conditions hereof, CarlMichaels Transportation hereby issues to the Subscriber, and the Subscriber hereby subscribes from CarlMichaels Transportation **[Shares Subscripted] Units**, at a Per Units Price equal to **$125.00** (the " Unit Price").

   1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to CarlMichaels Transportation as follows:

   (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

   1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge CarlMichaels Transportation 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of CarlMichaels Transportation and such decision is based upon a review of the Form C which has been filed by CarlMichaels Transportation with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from CarlMichaels Transportation in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about CarlMichaels Transportation;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of CarlMichaels Transportation or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in CarlMichaels Transportation;

d. CarlMichaels Transportation is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless CarlMichaels Transportation from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless CarlMichaels Transportation and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to CarlMichaels Transportation in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to CarlMichaels Transportation in connection therewith;

f. the Subscriber acknowledges that CarlMichaels Transportation has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and CarlMichaels Transportation shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and CarlMichaels Transportation is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with CarlMichaels Transportation (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in CarlMichaels Transportation is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on CarlMichaels Transportation is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and CarlMichaels Transportation and depends on the advice of its legal and financial advisors and agrees that CarlMichaels Transportation will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and CarlMichaels Transportation; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by CarlMichaels Transportation. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by CarlMichaels Transportation and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes CarlMichaels Transportation to correct any minor errors in, or complete any minor information missing from, any document relating to the

subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2023, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Texas, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that CarlMichaels Transportation shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Saraya Scott

_____
Name: Saraya Scott
Title: Founder & CEO
CarlMichaels Transportation LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

CARLMICHAELS TRANSPORTATION LLC
Years Ended December 31, 2021 and 2020
With Independent Accountant's Review Report

CARLMICHAELS TRANSPORTATION LLC 17807 LAKE CREST VIEW DR, CYPRESS TX 77433	
Financial Statements	
Years Ended December 31, 2021 and 2020	

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
CARLMICHAELS TRANSPORTATION LLC

I have reviewed the accompanying financial statements of CARLMICHAELS TRANSPORTATION LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in Members capital, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Monday, October 3, 2022

2

CARLMICHAELS TRANSPORTATION LLC

Balance sheet (Unaudited)

		As on December 31, 2021		2020
Assets				
Current assets:				
Cash and cash equivalents	$	6,329	$	5,300
Accounts Receivable	$	3,250	$	1,150
Total current assets	$	**9,579**	$	**6,450**
Fixed assets:				
Box Truck 1		37,730		37,730
Box Truck 2		34,000		-
Semi Truck		59,799		-
Total	$	**131,529**	$	**37,730**
Less : Accumulated Depreciation		(14,123)		(1,887)
Net Property, Plant and Equipment	$	**117,406**	$	**35,843**
Total Assets	$	**126,985**	$	**42,293**
Liabilities and Stockholders' Equity				
Current liabilities:				
Trade/Other payable	$	-	$	-
Total current liabilities	$	**-**	$	**-**
Long-term liabilities				
Loan/Notes Payable	$	-	$	-
Total long-term liabilities	$	**-**	$	**-**
Total Liabilities	$	**-**	$	**-**
Equity :				
Paid in Capital	$	71,000	$	29,000
Retained Earnings	$	55,985	$	13,293
Total Members Capital	$	**126,985**	$	**42,293**
Total Liabilities and Stockholders' Equity	$	**126,985**	$	**42,293**

See Independent Accountant's Review Report

CARLMICHAELS TRANSPORTATION LLC

Statement of Operation (Unaudited)

		For the year Ended December 31,		
		2021		**2020**
Revenue	$	139,908	$	21,213
Expenses:				
Advertising & Promotion		2,184		-
Contract Labor		17,780		-
Depreciation		12,236		1,887
Insurance		33,061		1,650
Legal and Professional Fees		1,694		-
Office Expenses		3,017		-
Repairs and Maintenance		15,692		-
Supplies		278		206
Diesel Fuel Expenses		10,661		3,649
Cell Phone		613		528
Total operating expenses	$	97,216	$	7,920
Operating Profit	$	42,692	$	13,293
Other expense		-		-
Interest expense		-		-
Net Profit	$	42,692	$	13,293

See Independent Accountant's Review Report

CARLMICHAELS TRANSPORTATION LLC

Property and Equipment (Unaudited)

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2020	Depreciation for the year	As on 31st Dec 2021	
1	Box Truck 1	1	60	SLM	1-Oct-2020	37,730	1,887	7,546	9,433	28,297
2	Box Truck 2	1	60	SLM	5-Oct-2021	34,000	-	1,700	1,700	32,300
3	Semi Truck	1	60	SLM	28-Oct-2021	59,799	-	2,990	2,990	56,809
	TOTAL					131,529	1,887	12,236	14,123	117,406

	Common Stock	Capital Contribution	Retained Earnings	Total
Balance at December 31, 2019	1			-
Common stock/Additional Paid in Capital		29,000		29,000
Add: Net Profit			13,293	13,293
Balance at December 31, 2020	1	29,000	13,293	42,293
Common stock/Additional Paid in Capital		42,000		42,000
Add: Net Profit			42,692	42,692
Balance at December 31, 2021	1	71,000	55,985	126,985

See Independent Accountant's Review Report

CARLMICHAELS TRANSPORTATION LLC

Statements of Cash Flows (Unaudited)

| | December 31, | |
	2021	**2020**
Operating activities		
Net income	42,692	13,293
Depreciation	12,236	1,887
Change in working capital	(2,100)	(1,150)
Net cash generated by operating activities	**52,828**	**14,030**
Investing activities		
Property and equipment	(93,799)	(37,730)
Net cash used in investing activities	(93,799)	(37,730)
Financing activities		
Net Proceeds from loan	-	-
Net Proceeds from capital contribution	42,000	29,000
Net cash from financing activities	**42,000**	**29,000**
Net (decrease) increase in cash and cash equivalents	**1,029**	**5,300**
Cash and cash equivalents at beginning of year	5,300	-
Cash and cash equivalents at end of year	$ 6,329	$ 5,300

See Independent Accountant's Review Report

Notes to Financial Statements December 31, 2021 *(unaudited)*

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

CARLMICHAELS TRANSPORTATION LLC ("the Company") is a Specialized Freight Trucking Company. As on today Saraya Scott is a 100% owner of the company. The Company provides sustainable freight solutions and trucking services.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line method over the estimated useful lives of the assets, which for Trucks are primarily considered 5years/60months. Full month of depreciation is calculated in the first month of ownership irrespective of actual date of purchase of asset in that month.

Repairs and maintenance performed on Assets/equipment are expensed as incurred.

Cash and Cash Equivalents

Cash is total of Cash in hand and Cash at Bank. Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

3. Related party transactions

There are no significant related party transaction reported.

4. Income Tax

The Company is a single member LLC and have not opted to be taxed "as association/Corporation". Hence current tax and deferred tax is not accounted for in the company's books

5. Commitments and Contingencies

As of the date of issuance of financials, Sep 30, 2022, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through Sep 30, 2022, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.